Exhibit 17.7


February 13, 2007



SHANNON INTERNATIONAL INC.
Suite 100 238A Brownlow Avenue
Dartmouth, NS Canada B3B 2B4

RE: RESIGNATION

Please accept this letter as notice of my resignation as President, Chief Executive Officer, Chief Financial Officer and Director of Shannon International Inc., ("Shannon" or "the Company") along with all positions with all wholly owned subsidiaries of Shannon, including Shannon Investments Limited and Shannon Support Services Inc., effective February 14, 2007. I am resigning due to the Company's inability to meet its financial and SEC reporting obligations.

During the year in my position as President of Shannon, I have carried out my duties in a conscientious and prudent manner and have always acted in the best interests of the Company. In fact, over the past year, much has been accomplished in resolving several critical challenges. These accomplishments were reported in 8-K Current Reports dated December 27, 2005, February 6, 2006, March 31, 2006, April 14, 2006 and October 3, 2006. Included in these events were; the settlement of liabilities with Quadrangle Holdings, Ltd., and Shear Wind, Inc.; the preservation of Shannon's oil and gas assets; the elimination of a $5,000,000.00 liability of Shannon's Logical Sequence subsidiary; the release of a $641,000.00 debt obligation of Shannon's Logical Sequence subsidiary.

It had been my expectation that the completion of these steps would have enabled Shannon to raise critically needed capital. However, the Company has been unable to raise a minimum of $250,000.00 in a private placement of its securities necessary to pay third party expenses, to meet the Company's SEC reporting obligations, or to carry out its business plan.

The Company has also been unsuccessful in its attempts to sell its oil and gas or other assets, or to raise funds to pay its auditors for review of its September 30, 2006 quarterly financial statements, or to pay its accountants for the preparation of the Company's December 31, 2006 quarterly financial statements.

I will hold Shannon's assets, books and records in trust for any subsequent officers and directors or a duly appointed receiver and I will assist Shannon management wherever possible.


Sincerely Yours,

/s/ J. William Clements
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J. William Clements